                                                                    Exhibit 12.1

                              Cytec Industries Inc.
                Computation of Ratio of Earnings to Fixed Charges
                          (Dollar amounts in millions)

                                                              Six Months Ended
                                                                  June 30,              Year Ended December 31,
                                                              ---------------- -----------------------------------------
                                                                 2005  2004(2)   2004(3)  2003(3) 2002(3)2001(3) 2000(3)

Earnings (loss) from continuing operations before income taxes, minority interest, equity in earnings of associated companies, cumulative effect of accounting change and
 extraordinary item                                            $(30.5) $ 79.5   $ 167.2  $ 122.2  $103.1  $98.4  $257.8
Add:
   Distributed income of associated companies                     1.0     1.1       2.6      5.4     0.6    2.4     4.1
   Amortization of capitalized interest                           0.3     0.2       0.5      0.4     0.3    0.2     0.2
   Fixed charges                                                 52.8    13.6      28.1     24.4    26.5   27.0    33.0
Less:
   Capitalized interest                                          (0.4)   (0.8)     (1.5)    (1.3)   (1.0)  (0.7)   (0.5)

                                                              ---------------- -----------------------------------------
Earnings as adjusted                                            $23.2   $93.6    $196.9   $151.1  $129.5 $127.3  $294.6

Fixed charges:
   Interest on indebtedness including amortized premiums,
    discounts and deferred financing costs                      $50.3   $11.8     $24.3    $21.3   $22.9  $23.4   $29.1
   Portion of rents representative of the interest factor         2.5     1.8       3.8      3.1     3.6    3.6     3.9

                                                              ---------------- -----------------------------------------
Fixed charges                                                   $52.8   $13.6     $28.1    $24.4   $26.5  $27.0   $33.0

Ratio of earnings to fixed charges                               0.4x(1)  6.9x      7.0x     6.2x    4.9x   4.7x    8.9x
                                                              ================ =========================================

(1) In order to achieve a one-to-one ratio of earnings to fixed charges for the six months ended June 30, 2005, earnings would need to increase by $29.6.

(2) June 30, 2004 results were restated to show the effect of FSP 106-2, which was adopted retroactively during the third quarter of 2004, and the retroactive application of the change from the last-in, first-out ("LIFO") to the first-in, first-out ("FIFO") inventory cost method which was adopted on January 1, 2005.

(3) Year ended December 31, 2004, 2003, 2002, 2001 and 2000 were restated to show the retroactive application of the change from the LIFO to the FIFO inventory cost method which was adopted on January 1, 2005.